Exhibit 12

Williams Partners L.P.

Computation of Ratio of Earnings to Fixed Charges

Three months ended March 31, 2012
(Millions)
Earnings:
Income before income taxes	$348
Less: Equity earnings, excluding proportionate share from 50% owned investees and unconsolidated majority-owned investees	(21)

Income before income taxes and equity earnings	327

Add:
Fixed charges:
Interest accrued, including proportionate share from 50% owned investees and unconsolidated majority-owned investees	110
Rental expense representative of interest factor	2

Total fixed charges	112

Distributed income of equity-method investees, excluding proportionate share from 50% owned investees and unconsolidated majority-owned investees	29

Less:
Capitalized interest	(3)

Total earnings as adjusted	$465

Fixed charges	$112

Ratio of earnings to fixed charges	4.15